20549-4561

February 13, 2006

Thomas E. Stepp, Jr.
Stepp Law Group
32 Executive Park, Suite 105
Irvine, California 92614-6742

Re: Britton International Inc.
     Form SB-2, filed January 27, 2006
     File Number 333-131348

Dear Mr. Stepp:

 We have given a full review to your Form SB-2 and have the following comments. Where indicated, we think this document should be revised in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

 The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that Mr. Oscilowicz is your only officer, director and employee and appears to have no prior experience in web based sales or jewelry sales. Please revise the forepart of the prospectus to reflect this situation. Consider a risk factor about this. Also, revise the filing to remove officer and director references in the plural, as well as other implications that there is more than one person involved in all of this.

2.   You appear to do business primarily or exclusively through a relationship with Britton Jewelers Inc. Please revise the forepart and the rest of the filing where appropriate to fully describe this situation. Include any material contracts.

3.   The website you reference on page 1, www.britton.com, seems to be the website of Britton Jewelry, Inc. For example, the home page appears over the signature of Tony Loureiro, the website page "My Account" indicates that the account is with Britton Jewelry, Inc. and the mailing address is in Canada. Further, both the website banner under the Google listing and the text of the home page indicate that "Over 150,000 couples chose to get engaged with Britton diamonds." Reconcile the information on the website with the information in your filing.

4.   You state that the Christmas selling period is your most important. Please revise the filing to provide a recent events section for the quarter ended January 30, 2006.

5.   Please provide the staff with your legal analysis supporting your reliance upon Regulation S for the sale of the shares supporting the purchase of your web site.

Cover Page

6.   Revise the cover page to identify the affiliates of the company who are considered underwriters and will therefore need to sell their shares at the $.15 offering price throughout the offering.

Prospectus Summary, page 1

7.   Delete the first paragraph reference to incorporation. Form SB-2 does not allow for incorporation by reference.

8.   Please move the second paragraph to a point after the risk factor section, or eliminate the paragraph as it appears to be Cautionary Statement on Forward-Looking Statements on page 15.

The Offering, page 1

9.   Please revise to disclose that the shares offered are all of the company's shares currently outstanding and include all of the 5 million shares owned by Mr. Oscilowicz.

10.   Please reconcile the cover page description of the selling price before and after a market develops with the description here and in the body of the text.

Our stock price will fluctuate after this offering, page 3

11.   This risk factor discusses several generic reasons that your share price might fluctuate. Rather than rely upon the generic reasons, please discuss any specific reasons that your share price might fluctuate, including the fact that you arbitrarily set the price at $.15 per share. Avoid generic discussions of risk that could apply to any company as it tends to obscure the actual and specific risks that specifically apply to an investment in your company.

Because all our common stock…, page 4

12.   Revise this risk factor to clarify why a loss of control of the company by your president would be a risk to the unaffiliated shareholders. Alternatively, please consider removing this risk factor as it does not appear to discuss a material risk affecting an investment in your company.

Shareholders may experience dilution of ownership, page 5

13.   An investor must be able to understand the likelihood of a particular risk occurring. Please revise to clarify whether management has any plans to sell shares in the coming 12 month period. Also, consider combining this risk factor with the last risk factor on this page.

We rely exclusively on the sale of diamonds and fine jewelry, page 6

14.   Revise this risk factor to discuss any specific and known risks that might affect the popularity of your main product. General loss of favor for a company's main product is a risk all companies face and therefore is not informative. Specific threats to your products, like the stigma of conflict diamonds and any costs associated with ensuring that you do not sell conflict diamonds should be discussed under a separate, specific heading.

Because e-commerce transactions are subject to security risks, page 7

15.   Revise this section to discuss your company's experience with financial fraud and collection issues.

Because we rely on third parties for the success of our business, page 8

16.   Revise this section to identify the third parties that you rely upon and the services or products that they supply.

<u>We intend to rely on trademark and..., page 9</u>

17.   The three risk factors beginning on page 9 seem to be risks faced by most any company. Either explain why these factors represent a particular risk to your company or consider deleting them.

<u>We expect our quarterly financial results…, page 10</u>

18.   This risk factor seems to be a laundry list of possible problems which relate to almost any company. Please delete this type of list in your risk factor section. Describe any particular problem that might affect your results or consider deleting this risk factor so that your reader can focus on the risk factors that are most important. Note also for the similar risk factor on page 13.

<u>Because we may not be able to maintain of obtain…, page 11</u>

19.   The three risk factors beginning on page 11 and the first three on page 12 seem to represent issues, mostly technological, that are faced by almost all businesses with web based operations. Please avoid generic risk factors. Revise these risk factors to describe a particular risk faced by your company or consider deleting them.

<u>We may not succeed in continuing to establish…, page 13</u>

20.   The last risk factor on page 13 is true for many companies. Is there a particular problem you have that potential purchasers need to know about? Please either revise this risk factor to disclose the specific risk to your company or consider deleting it.

<u>History and Background, page 24</u>

21.   At the last paragraph, please indicate the amount of time Mr. Oscilowicz devotes to the company in a typical week. Consider the need for a risk factor on this point.

<u>Business and Marketing Strategies, page 25</u>

22.   Consider the need to discuss how unique your sales arrangements are, including your understanding as to why another company will provide you with the services you describe rather than opening their own website. Also, describe any noncompetition arrangements or discuss the likelihood that a company with whom you are doing business, such as Britton Jewelry, might develop its own web capacity. Presumably it might be able to do so with significantly greater financial and managerial resources, at the same time as it withdrew its services from your company.

Marketing and Promotion Strategy, page 26

23.   Please revise to describe your actual marketing efforts in detail, including current and expected expenditures and the particular types of promotions that you intend to use. We note some, apparently inconsistent information about your marketing in the MD&A section.

Plan of Operations, page 36

24.   Substantially expand this section to discuss the particular steps and expenditures that management intends to take in the next twelve months. Also, please discuss your projected break-even profit model. At what level of sales would you be able to cover your fixed costs? The investor must be able to understand how you intend to operate and your projections for what it would require to the company to be able to operate effectively. Please refer to Item 303(a) of Regulation SB.

Certain Relationships and Related Transactions, page 37

25.   Please clarify how it was determined "at arms length" that the value of the web site was $10,000.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of your amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date

Direct any questions on accounting matters to Michael Volley, at 202-551-3437 or to Paul Cline, Senior Accountant, at 202-551- 3851. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel

By fax: Thomas E. Stepp, Jr.
     Fax number: 949-660-9010